FORM 11-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1999

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The First Financial Holdings, Inc. Sharing Thrift Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Financial Holdings, Inc.
34 Broad Street
Charleston, SC 29401

THE PLAN IS SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"). IN ACCORDANCE WITH ITEM NO. 4 OF REQUIRED INFORMATION, THE PLAN FINANCIAL STATEMENTS AND SCHEDULES ATTACHED HERETO WERE PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF ERISA.

FIRST FINANCIAL HOLDINGS, INC.

SHARING THRIFT PLAN

FINANCIAL STATEMENTS

Years Ended December 31, 1999 and 1998

with

Report of Independent Auditors

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN

FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

CONTENTS

Page(s)
Report of Independent Auditors	1

Financial Statements for 1999 and 1998:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-12

Supplemental Schedules Supporting 1999 Financial Statements:
Schedule I - Assets Held for Investment Purposes	13
Schedule II - Reportable Transactions	14

Signature	15
Consent of Independent Auditors	16

MCLAIN, MOISE & ASSOCIATES, PC

Certified Public Accountants	409 King Street, First Floor Charleston, SC 29403 Tel. (843) 577-0414 Fax (843) 577-0428

Report of Independent Auditors

The Plan Trustees

First Financial Holdings, Inc. Sharing Thrift Plan

We have audited the accompanying statements of net assets available for benefits of First Financial Holdings, Inc. Sharing Thrift Plan (the "Plan") as of December 31, 1999 and 1998 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Trustees of the Plan. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules, Assets Held for Investment Purposes and Reportable Transactions, together referred to as supplemental information, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Trustees of the Plan. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MCLAIN, MOISE & ASSOCIATES, PC

July 10, 2000

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN

Statements of Net Assets Available for Benefits

	December 31,
	1999	1998
Assets:
Investments, at fair value	$ 31,235,781	$ 32,955,725
Employer contributions receivable	480,360	449,322
Loans receivable from participants	396,448	430,887
Net assets available for benefits	$ 32,112,589	$ 33,835,934

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	1999	1998
Additions to net assets
attributable to:
Investment income:
Net depreciation in fair value of investments	$ (2,162,419)	$ (5,124,782)
Interest	234,316	247,836
Dividends	758,682	673,255
Total investment income (loss)	(1,169,421)	(4,203,691)

Contributions:
Participants	1,372,456	1,438,513
Employer match	778,666	719,281
Employer profit sharing	1,042,693	988,736
Total contributions	3,193,815	3,146,530
Total additions	2,024,394	(1,057,161)

Deductions from net assets
attributable to:
Benefits and withdrawals
paid to participants	3,700,297	2,264,829
Administrative fees	47,442	76,112
Total deductions	3,747,739	2,340,941

Net decrease	(1,723,345)	(3,398,102)

Net assets available for benefits:
Beginning of year	33,835,934	37,234,036
End of year	$ 32,112,589	$ 33,835,934

FIRST FINANCIAL HOLDINGS, INC.

SHARING THRIFT PLAN

Notes to Financial Statements

Years Ended December 31, 1999 and 1998
1.	Description of Plan

The following description of First Financial Holdings, Inc. (the "Company") Sharing Thrift Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Company is the holding company for First Federal Savings and Loan Association of Charleston, South Carolina (First Federal), Peoples Federal Savings and Loan Association in Conway, South Carolina (Peoples Federal) and First Southeast Investor Services, Inc. (FSIS) (together the "Subsidiaries").

The Plan is administered by a Committee of Trustees appointed by the Company=s Board of Directors. The Committee contracts with an outside service organization for certain participant account record-keeping and administrative services.

	A.	General

The Plan is a defined contribution plan consisting of both a tax-deferred 401(k) program and a tax-deferred profit sharing program. The Plan covers all eligible hourly and salaried employees of the Company and its subsidiaries. Employees who have completed six months of service and who are expected to complete a year of service are eligible to make tax-deferred contributions. Employees, 21 years of age and older, who have completed a year of service in which they worked at least 1,000 hours are eligible to receive profit sharing contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

	B.	Contributions
The Plan permits eligible participants to contribute a maximum of 15% of their annual compensation (as defined and not to exceed limitations prescribed by law).

The Company matches part or all of the participant's tax-deferred contributions up to 5% of the participant's base compensation and makes a profit sharing contribution up to 6% of the participant's base compensation. Company contributions are made quarterly. The percentage for the Company's matching and profit sharing contributions is determined for (1) First Federal and FSIS and (2) Peoples Federal based on their annualized return on equity as of the beginning of the quarter as follows:

Match and
Profit Sharing
Return on Equity	Percentages

Less than 4%	0%
4% to less than 8%	25%
8% to less than 12%	50%
12% to less than 16%	75%
16% or more	100%

The Plan currently provides that regardless of the return on equity, each eligible employee will receive a profit sharing contribution equal to at least 1% of their base compensation on an annual basis. However, profit sharing contributions can be changed in amount or suspended at any time.

	C.	Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of the Company's contributions, Plan earnings, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are in addition to Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

	D.	Vesting

The participant contributions and Company-match contributions are immediately vested. The participants vest in the profit sharing contributions at 10% per year for the first four years and at 20% per year thereafter, until fully vested at seven years, or upon their earlier death, disability or retirement at age 65 or older.

	E.	Investment Options
Upon enrollment in the Plan, participating employees may elect for their contributions and allocated employer profit sharing contributions to be invested in the following funds:

Participant-directed funds:

	-	The Balanced Equity Fund is a managed mutual fund invested in a combination of equity, debt and money market issues. Five Fidelity Freedom Funds were also included in the Balanced Equity Fund.

	-	The Fixed Income Fund consists of investments in certificates of deposit and/or interest-bearing deposit accounts of the Subsidiaries.

-

The Stock Fund invests in common stock of First Financial Holdings, Inc. Contributions may be temporarily held in cash or other fixed income funds, if stock is not immediately available for purchase by the Plan. Investments in the Stock Fund are generally not available for transfer to other investment options. Effective July 1, 1997, any participant, who had attained 10 years of service and 50 years of age, may make a one-time transfer of amounts held in their Stock Fund to other investment funds options. In the event of this transfer, a twelve month waiting period applies for further investments in the Stock Fund.

-

The Growth Equity Fund is an unsegregated diversified managed balanced fund that seeks to provide long-term growth of capital. During 1999 and 1998 the Growth Equity Fund was invested in the Fidelity Value Fund.

-

The Bond Fund is an unsegregated diversified managed fixed income fund that invests primarily in investment grade bonds and seeks to provide a high level of current income consistent with the maintenance of principal and liquidity. During 1999 and 1998 the Bond Fund was invested in the Fidelity Intermediate Bond Fund.

-

The Spartan U.S. Equity Index Fund invests at least 90% of its assets in stocks of companies that compose the Standard & Poor 500 Index (S&P 500 Index). The fund seeks to match the total return of the S&P 500 Index. This fund was added during 1999.

Participants may change their investment options quarterly.

Nonparticipant-directed funds: The Company's matching contributions are invested in common stock of First Financial Holdings, Inc. Prior to 1987, matching contributions were participant directed.

	F.	Loans Receivable from Participants

Participants may borrow from the Plan after one year of participation. A participant must borrow at least $2,500 with the maximum amount being the lesser of (1) $50,000 less any outstanding balance on Plan loans over the last 12 months, or (2) the greater of $10,000 or one-half of the participant's Plan account balance. Generally, Plan loans are limited to one-half of the Participant's Plan account balance. In addition, the amounts invested in the Stock Fund are not available for borrowing.

	G.	Benefits and Withdrawals

On termination of service due to death, disability or retirement, a participant will receive the value of the participant's vested interest in his or her account. A participant is no longer eligible to participate in the Plan after retirement or termination.

A participant may also receive a hardship withdrawal upon meeting certain immediate financial need requirements and receiving approval of the Plan's Trustees. Funds derived from matching and profit sharing contributions are not available for hardship withdrawals.

2.	Summary of Accounting Policies

	A.	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

	B.	Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The First Financial Holdings, Inc. common stock in the Stock Fund is valued at the average of the bid and asked quoted market price. Loans receivable from participants are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

	C.	Payment of Benefits and Withdrawals

Benefits are recorded when paid. Amounts allocated to withdrawing participants may be recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

3.	Investments

Plan assets are held in a trust established pursuant to an agreement between the Company and the Trustees, who are officers of the Company or Subsidiaries. The Trustees direct the investment activities of the trust and have full discretionary authority for the purchase and sale of investments, subject to the participants' investment elections and certain other specified limitations. The fair values of the investments of the trust at December 31, 1999 and 1998, were as follows:

	December 31,
	1999		1998
Cash demand deposits held by:
First Financial Holdings, Inc.	$133,082		$112,302

Mutual Funds:
Fidelity Puritan Fund	8,180,453		8,604,513
Fidelity Intermediate Bond Fund	460,231		324,429
Fidelity Value Fund	5,508,661		5,049,409
Fidelity Freedom Fund	12,887		766
Fidelity Freedom 2000	16,702		959
Fidelity Freedom 2010	100,871		14,663
Fidelity Freedom 2020	211,180		81,661
Fidelity Freedom 2030	248,935		87,956
Spartan U.S. Equity Index Fund	98,477		-

Certificates of deposit accounts:
First Federal or Peoples Federal	2,630,172		2,938,776

Equity securities:
First Financial Holdings, Inc.,
common stock	13,634,130	*	15,740,291	*

Total investments	$31,235,781		$32,955,725

* Includes nonparticipant-directed

Certificates of deposit at December 31, 1999 consisted of amounts on deposit with the Subsidiaries with interest rates ranging from 4.9% to 8.35%, with original maturities of five months to five years. During 1999 and 1998, the Plan's mutual funds appreciated (depreciated) in value approximately $340,000 and $920,000, respectively. During 1999 and 1998, the Plan's stock fund appreciated (depreciated) in value approximately $(2,500,000) and $(6,040,000). These amounts represent the total of the net realized gains or losses from investment transactions and the net unrealized appreciation or depreciation of investments. The method used in calculating realized gains and losses is based on average net cost.

The investments of the Stock Fund on the Statements of Net Assets Available for Benefits, include certain invested cash to be used for future purchases of equity securities.

4.	Nonparticipant-Directed Investments

Information about significant net assets and components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	1999	1998
Net Assets:
Investments:
Common stock	$ 6,196,600	$ 7,156,000
Cash	89,407	44,951
Contributions receivable	208,474	251,980
	$ 6,494,481	$ 7,452,931

	Year Ended December 31,
	1999	1998
Changes in Net Assets:
Contributions	717,901	$ 719,281
Dividends	385,622	354,956
Net appreciation (depreciation)	(1,371,837)	(2,938,130)
Benefits and withdrawals paid to participants	(629,359)	(562,139)
	$ (897,673)	$ (2,426,032)

5.	Contributions

The Subsidiaries' quarterly return on equity resulted in the following estimated average employer matching contributions (for those participants contributing at least 5%) and employer profit sharing contributions.

	1999	1998
Employer matching contributions:
First Federal and FSIS	5.00%	5.00%
Peoples Federal	3.75%	3.75%
Employer profit sharing contributions:
First Federal and FSIS	6.00%	6.00%
Peoples Federal	4.50%	4.50%

These estimates represent the multiplication of the average return on beginning equity percentages (in accordance with the schedule in Note 1.B.) times the 5% maximum matching percentage and 6% profit sharing percentage, respectively.

Contributions receivable at December 31, 1999 and 1998 represent the employer's matching and profit sharing contributions for the previous fourth quarter.

6.	Reconciliation of Financial Statements to 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 1999 and 1998 to Form 5500:
	December 31
	1999	1998
Net assets available for benefits per the financial
statements	$ 32,112,589	$ 33,835,934
Amounts allocated to withdrawing participants	(447,029)	-
Net assets available for benefits per the Form 5500	$ 31,665,560	$ 33,835,934

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 1999, to Form 5500:

Benefits paid to participants per the financial statements	$ 3,700,297
Add: Amounts allocated to withdrawing participants at December 31, 1999	447,029
Less: Amounts allocated to withdrawing participants at December 31, 1998	-
Benefits paid to participants per Form 5500	$ 4,147,326

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1999, but not yet paid as of that date, due to third party Plan administrator's software conversion.

7.	Related Party Transactions

The Trustees select the investment options available to the participants. Officers of the Company initiate transactions to purchase and sell common stock of the Company and purchase and redeem certificates of deposit for the Plan. Common stock transactions are at market value by registered investment brokers.

Expenses incurred in connection with the administration of the Plan are paid by the Plan. Administrative expenses paid by the Plan during 1999 and 1998 were $47,442 and $76,112, respectively.

8.	Tax Status

The Internal Revenue Service has previously informed the Plan's administrators that the Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code, and of the exempt status of the trust under Section 501(a) of the Code.

The Plan obtained its latest determination letter on May 20, 1996 in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The IRS has extended until the last day of the first year beginning on or after January 1, 2000, the remedial amendment period for amending plans that are qualified under Section 401(a) for changes made by the Small Business Job Protection Act of 1996 and for other recent changes in the law. Prior to the expiration of the remedial period, the Company intends to amend the Plan so that the form of the Plan will comply with the applicable requirements of the Internal Revenue Code. Further, the continued qualification of the Plan is dependent on its effect in operations. The Plan administrator and the Plan's legal counsel believe that the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and that related trust was tax exempt as of the financial statement date.

9.	Amendments to the Plan

In connection with the Company's acquisition of Investors Savings Bank of S.C. (Investors) on November 7, 1997, the Plan was amended effective January 1, 1998, to admit as participants on January 1, 1998 any Investors= employees as of October 15, 1997, who were employed by the Company on December 31, 1997. All previous qualifying service with Investors qualified as service under the Plan for vesting purposes.

10.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN
Schedule I
Assets Held for Investment Purposes
December 31, 1999

Identity or Issue, Borrower,				Current
Lessor, or Similar Party	Description of Investment		Cost	Value

Cash on deposit with:
First Federal or Peoples Federal[1]	Interest-bearing deposits		$ 133,082	$ 133,082

Mutual Funds[2]:
Fidelity Puritan Fund	429,354	Units	8,604,513	8,180,453
Fidelity Intermediate Bond Fund	47,155	Units	324,429	460,231
Fidelity Value Fund	125,740	Units	5,049,409	5,508,661
Fidelity Freedom Income	1,138	Units	766	12,887
Fidelity Freedom 2000	1,286	Units	959	16,702
Fidelity Freedom 2010	6,784	Units	14,663	100,871
Fidelity Freedom 2020	12,893	Units	81,661	211,180
Fidelity Freedom 2030	14,747	Units	87,956	248,935
Spartan U.S. Equity Index Fund	1,891	Units	-	98,477

Certificates of deposit:
First Federal or Peoples Federal[1]			2,630,172	2,630,172

Common stock:
First Financial Holdings, Inc.[1]	852,133 Shares of common stock		7,602,510	13,634,130

	Total investments on balance sheet		24,530,120	31,235,781

Loans due from participants
Bearing various interest rates and maturities			396,448	396,448

	Total assets held for investment purposes		$ 24,926,568	$ 31,632,229

1 Parties-in-interest to the Plan.
2	For purpose of this schedule, cost data for mutual funds is defined as the current value at the beginning of the year. Original cost information is not available for mutual funds.

See accompanying report of independent auditors.

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN
Schedule II
Reportable Transactions
Year Ended December 31, 1999

				Sales	Net Gain
Identity of Party Involved	Description of Assets	Purchases	Proceeds	Cost	(Loss)

First Federal or
Peoples Federal[1]	Certificates of deposit	$964,249	$ 1,272,853	$ 1,272,853	-
First Financial Holdings[1]	Common Stock	$782,874	$ 47,662	$ 24,529	$ 23,133

[1]Parties-in-interest to the Plan

See accompanying report of independent auditors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Financial Holdings, Inc.
Sharing Thrift Plan

Date: July 13, 2000	By:	/s/ Susan Baham
Susan Baham
Member of The First Financial Holdings, Inc.
Sharing Thrift Plan Trustees

MCLAIN, MOISE & ASSOCIATES, PC

Certified Public Accountants	409 King Street, First Floor Charleston, SC 29403 Tel. (843) 577-0414 Fax (843) 577-0428

CONSENT OF INDEPENDENT AUDITORS

The Plan Trustees

First Financial Holdings, Inc. Sharing Thrift Plan

We consent to the incorporation by reference in the Registration Statement No. 33-22837 on Form S-8 pertaining to the First Financial Holdings, Inc. Sharing Thrift Plan of our report dated July 10, 2000 with respect to the financial statements of the First Financial Holdings, Inc. Sharing Thrift Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1999.

/s/ MCLAIN, MOISE & ASSOCIATES, PC

Charleston, South Carolina

July 12, 2000